

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Harold Hofer
Chief Executive Officer
Elevate.Money REIT I, Inc.
4600 Campus Drive, Suite 201
Newport Beach, CA 92660

> **Re: Elevate.Money REIT I, Inc.**
> **Offering Statement on Form 1-A**
> **Post Qualification Amendment No. 1**
> **Filed May 27, 2021**
> **File No. 024-11284**

Dear Mr. Hofer:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 1 Filed May 27, 2021

General

1. Please explain why you have not filed reports required by Tier 2, for example a semiannual report, annual report, or special financial report. Please tell us your plan for becoming current. Your response should clarify your fiscal year end date and whether it has changed. Refer to Rule 257(b) for guidance.

2. Please revise to include the narrative disclosure requirements of Part II and III of Form 1-A, including financial statements required by Part F/S of Form 1-A.

3. We note that you have filed seven offering circular supplements pursuant to Rule 253(g)(2). Please advise us of the material changes since qualification, including whether and to what extent the plan of distribution and offer price changed.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory W. Preston, Esq.